 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 11, 2021

Collectable Sports Assets, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

333 Westchester Avenue

Suite W2100
White Plains, New York 10604

(Full Mailing Address of Principal Executive Offices)

Registrant's telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A:

#03ExquisiteBox; #03ToppsChromeWax; #18-19BASKETBALLGROWTHBASKET; #1909E95SGCSet; #1955ToppsBaseballSet; #1964KOUFAXJERSEY; #1969TOPPSBASKETBALLSET; #1982ToppsBaseballTrayPackCase; #1986WAX; #2000PLAYOFFCONTENDERSWAX; #AARON1954PSA8.5; #AaronDecadeBasket; #AcunaBowman10Basket; #ACUNAGOLD9.5; #ALIOLYMPICBLAZER; #AliRookieCardBVG8; #ALIWBCBELT; #AmareGarnettMcGradyTripleLogoman; #ANDRE&HULKWRESTLINGBASKET; #ANDRETHEGIANT; #BabeRuthBowsOutPhoto; #BANKS1954PSA9; #BettsBlueRefractorBasket; #BETTSGOLDREFRACTORBASKET; #BillRussellExquisiteBGS9; #Brady2000SPXSpectrumBGS9.5; #BradyBowman10; #BradyChampionshipTicket; #BRADYPLAYOFFCONTENDERSBASKET; #BRADYROOKIE; #BreesFinestBasket; #CHAMBERLAINHSUNIFORM; #ChamberlainPhilaJersey59-60; #Clemente1955PSA8; #Clemente65-68Bat; #CLEMENTE68JERSEY; #CLEMENTEWHITE&GRAYBASKET; #COBBMINTE98; #COBBVINTAGET206PHOTO; #CristianoRonaldoRC1of1; #CROSBYTHECUPBASKET; #CurryChromeRefractorPSA10; #CURRYRPABGS9.5; #DeversSuperfractor; #DICKBUTKUSJERSEY; #DIMAGGIO1933BAT; #DONCICBLUEPSA10; #DonovanMitchellNT9.5; #DuncanParkerGinobiliTripleLogoman; #DURANTCHROMEREFRACTORPSA10; #DWADEULTIMATE; #ELWAY1984ROOKIECARDPSA10BASKET; #EMMITTSMITH10KJERSEY; #EMMITTSMITHMVPBASKET; #ErlingHaalandPSA10Basket; #FRANKROBINSON1957PSA9BASKET; #FRANKROBINSON500HRBAT; #GALESAYERSJERSEY; #GarnettLeBronDualLogoman; #GaryCarter1975PSA10Basket; #GIANNISGOLDIMMACULATE; #GiannisGoldPrizmPSA9; #GIANNISRPA; #GLEYBERTORRESORANGE9.5; #Gretzky1979Topps9; #GRETZKYOPEECHEE1979; #HALLOFFAMEBASEBALL; #HonusWagner1910PSA5; #JackieRobinson53Topps8; #JACKIEROBINSONAUTOBAT; #JETERFOILRCBASKETBGS9.5; #JimmieFoxx1938Bat; #JokicRefractor1of1; #Jordan85StarBGS8.5; #Jordan86FleerBGS9.5Basket; #JORDANEXQUISITEBGS8; #JordanFleer86SGC10; #JordanLeBronMagicTripleSigs; #JordanLeBronSignoftheTimes; #JordanLeBronSPXDualForces; #JordanMagicLeBronTripleAutoJersey; #JORDANPSA10; #JORDANROOKIEJERSEY; #JORDANSIGNEDPROFESSIONALBAT; #JoshAllenGoldBGS9.5; #JustinHerbertHiddenTreasureRPA; #KAWHIBASKET; #KawhiFlawlessRainbow; #KawhiNT9.5; #KDToppsChrome10; #KevinDurantExquisiteBGS9; #KillebrewJersey; #Kobe96FinestRefractorsBGS9.5; #Kobe96RefractorBGS9.5; #KobeAtomicRefractor; #KobeBryantEssentialCredentialsBGS9.5; #KobeLeBronJordanMagicQuadAuto; #KOBEREEBOKIVERSONRETROS; #KOUFAX55PSA9; #KoufaxPSA8; #LBJExquisite; #LBJKobeToppsBasket; #LeBronBlackDiamond; #LEBRONBLACKREFRACTOR; #LeBronBowmanRefractor10; #LeBronCredentials; #LEBRONEMBLEMSOFENDORSEMENT; #LeBronMcGradyLogoman; #LeBronMeloDualLogoman; #LEBRONMELOWADETRIORC; #LeBronNumberPieceBGS8.5; #LEBRONROOKIE; #LeBronSPXBGS9.5; #LEBRONULTIMATE; #LouGehrigRCPhoto; #LukaFlawless9.5; #LukaRookieJersey; #LukaTiger9.5; #LukaWhiteSparkle; #MagicBirdDrJ1980PSA9; #MAGICBIRDDRJPSA8BASKET; #MagicBirdDrJPSA9Basket; #MAGICBIRDLOGOMAN; #MahomesBronzeBasket; #MahomesContendersCrackedIce8; #MAHOMESEMERALDRPABGS9; #MahomesImmaculate1of1; #MahomesNT1of1; #MahomesNT8.5; #MANTLE1952BOWMANPSA8; #MANTLE1952TOPPSPSA8; #Mantle1953Bowman8Basket; #Mantle1953Topps8; #MANTLE1956PSA8BASKET; #Mantle1957ToppsPSA8.5; #MANTLE1960PSA9; #Mantle1960Topps9; #Mantle1961ToppsPSA9; #Mantle1963PSA9; #Mantle1964Topps9; #Mantle1965Topps9; #Mantle1966ToppsPSA9Basket; #Mantle1967Topps9; #Mantle1968PSA9Basket; #Mantle1969Topps9; #MANTLE52TOPPSPHOTO; #MANTLE52TOPPSPSA7; #Mantle54BowmanBasket; #Mantle56PSA9; #Mantle57AutoBat; #MARINO1984ROOKIECARDBGS10BASKET; #MARINOMANNINGFAVREJERSEYS; #Maris58ToppsPSA9; #MAYS1951BOWMAN7; #MAYS1951PHOTO; #MAYS1952PSA8; #Mays1956GrayPSA9; #Mays1957LadderBasket; #MAYS1959PSA9BASKET; #MAYS1960PSA9; #MAYWEATHERRCPSA10; #MessiMegacracks#71PSA9; #MessiMegacracks#71PSA9; #MessiMegacracksBGS9.5Basket; #MESSIROOKIEBASKET; #MichaelPorterJrBasket; #Mikan48BowmanPSA7; #MIKANRCPHOTO; #MONTANARCPSA10; #MOOKIEBETTSGLOVE; #MPJChampionshipTicket; #NAMATHRCPHOTO; #NegroLeagueLegendaryCutsBasket; #NTBBallWaxBundle; #OvechkinSPAuthBasket9.5; #OVECHKINTHECUPBGS8.5; #OZZIESMITHRCBGS9.5; #PaulMolitor1978ToppsPSA10; #RICKEYHENDERSONRCPSA10; #RODGERSPLAYOFFCONTENDERSGREEN; #RUTH1916SPORTINGNEWSPSA7; #Ruth1933GoudeyRedAutographed; #Ruth33GoudeySGC8; #RUTHGEHRIGBALL; #SadaharuOhBat; #SandersPaytonPassingtheTorch; #SatchelPaige48LeafSGC30; #SeagerOrangeRefractorBasket; #Serena03NetProPSA10Basket; #ShaqRCPSA10Basket; #ShaqRCPSA10Basket; #ShoelessJoeJackson1915PSA8; #SotoOrangeRefractorBGS9.5; #TATISBOWMANBLACKLABEL; #TATUMFLAWLESS10; #TEDWILLIAMS1939PLAYBALL; #TedWilliamsTripleCrownBat; #TheRockBumbleBeePSA10; #TIGERPUTTER; #TIGERSIFORKIDS; #TigerSP1010; #TIGERSPAUTHENTICBGS9.5; #TigerTournamentShirtBasket; #TRAEYOUNGFLAWLESSBGS9; #TraeYoungFlawlessGreenBGS9; #TroutBowmanBasket; #TroutBowmanPristine; #TroutFinestSuperfractor; #TROUTGLOVE; #TysonRCBGS9Basket; #UNITAS1965JERSEY; #UnitasPSA8; #WadeChromeRefractorBGS10; #WadeExquisite8.5; #YaoDuncanDirkTripleLogoman; #YASTRZEMSKIRC9BASKET; #ZionPrizmsBlueBGS10; #ZIONRPABGS9

Item 7.                 Departure of Certain Officers.

As of August 11, 2021, Ross Schimel ceased to be the Chief Financial Officer of Collectable Sports Assets, LLC (the “Company”). Mr. Schimel will continue as a director of the Company. On that date, Jarod Winters, the Company’s Chief Operating Officer also assumed the role of Chief Financial Officer.

Item 9.                 Other Events.

Purchases of Interests by the Manager and its Affiliates

Reference is made to the Company’s Offering Circular filed with the Commission on August 10, 2021pursuant to Securities Act Rule 253(g)(2) (the “Offering Circular”). Capitalized terms used in this Current Report on Form 1-U without definitions shall have the same meaning as in the Offering Circular unless the context clearly provides otherwise. From time to time, in any secondary market that might exist for the Interests, CS Asset Manager, LLC (the “Manager”) or its affiliates (including Collectable Technologies, Inc.) may acquire, either directly or through brokers, Interests in certain Series issued by the Company for their own accounts at one or more times when they are of the opinion that the prevailing market price does not accurately reflect the true value of the Underlying Asset of that particular Series.  The Manager or its Affiliates will not bid for Interests but will only respond to unsolicited offers to sell by Interest holders.  The Manager and its affiliates also will not acquire units in any Series from investors at any time that the Manager or its affiliates is in possession of what would be deemed material non-public information regarding the value of the Underlying Asset(s) related to that Series.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: August 16, 2021	By:	/s/ Jarod Winters
Chief Operating Officer